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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1
Under the Investment Company Act of 1940

AGILE FUNDS, INC.
Name of Registrant

NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boulder, and the state of Denver on the 30th day of November, 2004.

AGILE FUNDS, INC. Name of Registrant
		By:	/s/ MARC NICOLAY Marc Nicolay Chief Executive Officer
Attest:	/s/ PAUL RAMER Paul Ramer Vice President

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NOTIFICATION OF ELECTION
SIGNATURE